UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2023
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated May 15, 2023, announcing preliminary financial results for the quarter ended March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: May 15, 2023	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q1 2023

SFL Corporation Ltd.

Preliminary Q1 2023 results and quarterly cash dividend of $0.24 per share

Hamilton, Bermuda, May 15, 2023. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2023.

Highlights
•77th consecutive quarterly dividend declared of $0.24 per share
•Net profit of $6.3 million or $0.05 per share in the first quarter
•Received charter hire1 of $182.4 million in the quarter, including $4.9 million of profit share
•Adjusted EBITDA2 of $102.6 million from consolidated subsidiaries, plus an additional $7.7 million adjusted EBITDA2 from 49.9% owned associated companies
•New contract for ultra-deepwater drilling rig Hercules in Namibia for a period of approximately four months with start up in Q4 2023, adding approximately $50 million to charter backlog
•Extension of contracts for car carriers SFL Composer and SFL Conductor for a minimum period of three years, adding approximately $155 million to charter backlog
•Sale of two suezmax crude oil tankers and a chemical tanker in March and April 2023, and agreement to sell a chemical tanker with expected delivery in June 2023
•New financing arrangements totalling more than $1 billion
•Announced a buyback program of SFL shares of up to $100 million

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«The first quarter result was impacted by several one-off items, including the scheduled special survey for the drilling rig Hercules with significant costs and no revenues in the quarter. Following the announcement of new contracts for two of our existing car carriers and also the Hercules, we expect substantial earnings contribution from Q3 onwards from these assets.

The quarter was busy with more than $1 billion in new financings, including our newbuild dual-fuel car carrier program, sustainability-linked notes and refinancing of our drilling rigs. With this funding, virtually all our near term financing and capital expenditure requirements have been secured at very attractive terms.

We continue to renew our fleet and divest of older tankers traded in the spot market. Our focus remains on assets with charter backlog supporting our long term dividend distribution capacity. In addition, the Board has also authorized a repurchase of our common stock as part of the Company’s capital allocation strategy.»

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.24 per share. The dividend will be paid on or around June 30, 2023, to shareholders of record as of June 16, 2023, and the ex-dividend date on the New York Stock Exchange will be June 15, 2023.

Results for the Quarter ended March 31, 2023
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $173.3 million in the first quarter of 2023, compared to $197.8 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $11.6 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring or non-cash items, including $7.2 million net negative mark-to-market of equity investments and swaps relating to repurchased bonds, gain from sale of vessels of $10.1 million, impairment of vessels of $7.4 million, loss on repurchase of bonds of $0.5 million and a decrease of $0.3 million on credit loss provision in the quarter.

Reported net income pursuant to U.S. GAAP for the quarter was $6.3 million, or $0.05 per share.

Business Update
As of March 31, 2023, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 74 wholly or partly owned vessels and newbuildings under construction was approximately $3.7 billion with a weighted remaining charter term of 6.3 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit-sharing feature that may improve SFL’s operating results.

Most of SFL’s vessels are employed on time charters where the Company is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Liners
SFL has a liner fleet of 36 container vessels and seven car carriers, of which four are under construction. The liner fleet generated approximately $97.3 million in gross charter hire in the quarter. Approximately $4.9 million of the charter hire was profit share from fuel savings.

The charters with Volkswagen for the two car carriers SFL Conductor and SFL Composer have been agreed extended for a minimum period of three years, adding approximately $155 million to the fixed rate charter backlog. The extension and new charter rate will be effective from the time the two newbuild dual-fuel vessels are delivered on their respective 10-year charters to Volkswagen, currently estimated to Q3 and Q4 2023. Estimated EBITDA from the two vessels is expected to increase from approximately $9 million currently to $47 million per year.

3 Fixed rate backlog as per March 31, 2023 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

The only container vessel employed in the short-term market, the 1,700 teu Green Ace, has recently been extended until Q2 2024 at a net charter rate of approximately $16,000 per day.

Tankers
SFL had a fleet of 18 crude oil, product and chemical tankers during the quarter, with the majority employed on long term charters. The vessels generated approximately $46.5 million in gross charter hire during the quarter.

As second-hand asset prices have increased recently, along with limited long term chartering opportunities for older assets, SFL decided to dispose of four vessels that have traded in the spot and short term market.

The suezmax tanker Glorycrown was delivered to new owners in March and the Everbright was delivered subsequent to quarter end. The chemical tanker SFL Weser was delivered in April and SFL Elbe is expected to be delivered in June. The company realized a gain of approximately $10 million on the sale of the Glorycrown in the first quarter, and expect to book a gain of $6.4 million in the second quarter in connection with the sale of Everbright. As the sales price for the two chemical tankers was lower than book value, we recorded an impairment of approximately $7.4 million in the first quarter.

Following the sale of these four vessels, SFL will have no tanker vessels trading in the short term market.

Dry Bulk
The Company has 15 dry bulk carriers of which eight were employed on long term charters in the quarter. SFL generated approximately $19.7 million in gross charter hire from the dry bulk fleet in the first quarter.

Seven dry bulk vessels employed in the spot and short term market earned approximately $4.6 million in net charter hire during the first quarter, compared to approximately $9.0 million in the previous quarter.

Offshore
SFL owns two harsh environment drilling rigs, the 2014 built jack-up rig Linus and the 2008 built semi-submersible ultra-deepwater rig Hercules.

The Linus is currently under a long-term contract with ConocoPhillips Skandinavia AS until 2028. During the first quarter, the rig generated approximately $18.8 million in contract revenues, compared to $18.6 million in the fourth quarter, excluding a $10.5 million payment relating to deferred charter hire during Seadrill’s Chapter 11 process.

During the quarter, the Hercules was out of service in connection with a scheduled special periodic survey (“SPS”) and upgrade work in Norway, and consequently had no revenue during the quarter. The SPS and upgrades have an estimated total cost of approximately $100 million where most will be capitalized for accounting purposes, and the SPS is expected to be completed in June. The rig will then move to Canada and commence a contract with ExxonMobil Canada to drill one well. The duration is estimated to approximately 135 days including mobilization, and the contract has an estimated value of $50 million.

Thereafter the rig will move to Namibia and commence a contract with a subsidiary of Galp Energia for two wells plus an optional well testing. Excluding optional days, the duration will be approximately 115 days including mobilization, with an estimated contract value of approximately $50 million. The rig will then be open for new contracts from the second quarter 2024 onwards.

Financing and Capital Expenditure
As of March 31, 2023, SFL had approximately $185 million of cash and cash equivalents. The Company also had unencumbered vessels with a combined value of approximately $202 million at the end of the first quarter, of which $60 million is the value of sold vessels expected to be delivered subsequent to the first quarter.

In January, SFL issued a new $150 million sustainability-linked bond with a coupon of 8.875% and maturity in 2027. The use of proceeds was mainly to refinance existing facilities, including the 2023 convertible note which was repaid in cash at its maturity in May, as well as repurchases of the NOK 2023 bond maturing in September.

During the first quarter, SFL arranged multiple vessel financings, including four Japanese operating lease with call option (“JOLCO”) arrangements for newbuilds with a combined financing amount of approximately $300 million, in combination with approximately $46 million pre-delivery funding. SFL also closed and drew down long term financings of approximately $145 million secured by four suezmax vessels.

Subsequent to quarter end, the Company arranged two JOLCOs for two existing vessels, the car carrier Arabian Sea and the container vessel Maersk Pelepas, with a combined financing amount of approximately $83 million. The financings are on very attractive fixed rate terms, and maturity matches the long term chartering contracts. These transactions will have a net positive cash flow effect of more than $80 million in the second quarter, as the vessels were debt free.

In addition, SFL also refinanced the drilling rigs Hercules and Linus in two separate loan facilities with $150 million per rig. The refinanced Hercules and Linus loans have a maturity in the fourth quarter of 2025 and in the second quarter of 2026, respectively.

SFL has secured new financing arrangements so far in 2023 totaling more than $1 billion. With the latest facilities concluded, the Company’s newbuild and capital expenditure program is fully financed, and most of our financings with near term maturity is refinanced with new long term loans.

Strategy and Outlook
SFL’s diversified and extensive portfolio of charters with top tier counterparties provides the Company with a strong platform, and the recent acquisitions and financing transactions are illustrative of SFL’s position in the market. Over the years we have moved away from primarily financing maritime assets for intermediaries to providing long term time-charters directly to end-users. This has created multiple repeat business opportunities, such as the most recent transaction with Volkswagen.
The market for ultra deepwater drilling rigs is firming up rapidly, and there are very few rigs similar to Hercules with both harsh environment, fully winterized and ultra deepwater capabilities. We are investing significantly in the rig currently, but cash flow from Q3 will be substantial, and market prospects from medio 2024 when the rig will be available for new employment look very promising.

We remain committed to our strategy of continue acquiring attractive assets with long term charters to reputable operators in the maritime markets. The Company’s diversified and extensive charter portfolio with approximately six years weighted average charter term provides the Company with significant visibility into future cash flows. Additionally, several of our charter contracts are structured with optionality features which may provide further upside for us in strong market conditions.

Corporate and Other Matters
In May, SFL renewed filings of a prospectus and supplement thereto with the U.S. Securities and Exchange Commission (“SEC”) in connection with the dividend reinvestment and “at the market” offering programmes (the “Programmes”) pursuant to which the Company may sell up to 10 million and $100 million of its common shares, respectively.

The Programmes, which are effective for up to 36 months following each filing renewal, may be utilized at the Company’s discretion from time to time. SFL has a robust balance sheet with more than $185 million of cash at the end of the first quarter and is not obliged to sell any shares under the Programmes, nor does it have any immediate plans to do so.

Furthermore, the Board of Directors of Company has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares for the purpose of increasing shareholder value. Under the authorization, when in force, purchases may be made at our discretion in the form of open market repurchase programs, privately negotiated transactions, accelerated share repurchase programs or a combination of these methods. The timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, alternative uses of capital, capital availability, the Company’s determination that share repurchases are in the best interest of its shareholders and other factors.

The Company is not obligated under the terms of the program to repurchase any of its common shares. The buy-back program is valid until June 30, 2024.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another nine container vessels and one VLCC were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $3.4 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

May 15, 2023

The Board of Directors

SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
FIRST QUARTER 2023 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2022
except per share data)	2023	2022	(audited)
Charter revenues: operating leases and rig revenue contracts	166,403	188,892	631,901
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	1,929	2,038	10,662
Profit share income	4,934	6,887	27,830
Total operating revenues	173,266	197,817	670,393
Gain on sale of assets and termination of charters	10,056	—	13,228

Vessel and rig operating expenses	(69,960)	(71,133)	(205,143)
Administrative expenses	(4,995)	(3,381)	(15,177)
Depreciation	(51,041)	(48,923)	(187,827)
Vessel impairment charge	(7,389)	—	—
Total operating expenses	(133,385)	(123,437)	(408,147)

Operating income	49,937	74,380	275,474

Results in associates	697	713	2,833
Interest income from associates	1,125	1,150	4,563
Interest income, other	2,080	2,043	3,410
Interest expense	(39,052)	(34,828)	(110,129)
Amortization of deferred charges	(1,813)	(2,294)	(7,210)
Gain on Investments in debt and equity securities	248	5,078	18,171
Interest and valuation gain or (loss) on non-designated derivatives	(5,806)	318	16,794
Other financial items	(1,084)	1,894	(1,138)
Net income	6,332	48,454	202,768

Basic earnings per share ($)	0.05	0.38	1.60

Weighted average number of shares(2)	126,796,331	126,796,331	126,788,530
Common shares outstanding(2)	126,796,331	126,796,331	126,796,331

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended March 31, 2023 was $3.9 million (three months ended December 31, 2022: $3.9 million; full year 2022: $17.0 million).
(2) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FIRST QUARTER 2023 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2022
(in thousands of $)	2023	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	185,193	188,362
Investment in marketable securities	7,100	7,283
Amount due from related parties	2,819	4,392
Investment in sales-type, direct financing & leaseback assets, current portion	15,349	15,432
Other current assets	87,285	81,513

Long term
Vessels and equipment, net	2,554,976	2,646,389
Vessels and equipment under finance lease, net	604,577	614,763
Capital improvements, newbuildings and vessel deposits	121,853	97,860
Investment in sales-type, direct financing & leaseback assets, long term	99,783	103,591
Investment in associates(2)	16,508	16,547
Amount due from related parties - long term(2)	45,000	45,000
Other long term assets	39,366	40,198

Total assets	3,779,809	3,861,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	647,570	921,270
Amount due to related parties	1,509	1,936
Finance lease liability, current portion	54,284	53,655
Other current liabilities	81,114	79,750

Long term
Long term interest bearing debt, net of deferred charges	1,497,659	1,279,786
Finance lease liability, long term	405,486	419,341
Other long term liabilities	23,495	14,361

Stockholders’ equity	1,068,692	1,091,231

Total liabilities and stockholders’ equity	3,779,809	3,861,330
(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
FIRST QUARTER 2023 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2022
	2023	2022	(audited)

OPERATING ACTIVITIES
Net income	6,332	48,454	202,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,487	50,866	198,318
Vessel impairment charge	7,389	—	—
Adjustment of derivatives to fair value recognised in net income	7,431	787	(17,142)
Gain on Investments in debt and equity securities	(248)	(5,078)	(18,171)
Results in associates	(697)	(713)	(2,833)
Gain on sale of assets and termination of charters	(10,056)	—	(13,228)
Repayment of Investment in sales-type, direct financing & leaseback assets	3,897	3,918	17,025
Other, net	1,253	(968)	1,381
Change in operating assets and liabilities	13,268	11,237	(12,993)
Net cash provided by operating activities	81,056	108,503	355,125

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(23,993)	(228,475)	(602,499)
Proceeds from sale of vessels and termination of charters	43,740	—	83,333
Cash received from associates	736	735	2,916
Other assets / investments	(4,170)	16,642	17,162
Net cash provided by/ (used in) investing activities	16,313	(211,098)	(499,088)

FINANCING ACTIVITIES
Repayments of finance lease liability	(13,226)	(13,001)	(51,204)
Proceeds from long and short term debt	295,140	362,245	959,595
Repayment of long and short term debt	(253,030)	(205,162)	(611,310)
Repurchase of Company bonds	(82,861)	—	—
Expenses paid in connection with securing finance	(6,318)	(2,644)	(7,142)
Principal settlements of cross currency swaps, net	(9,812)	—	—
Cash dividends paid	(30,431)	(29,163)	(111,574)
Net cash provided by/ (used in) financing activities	(100,538)	112,275	178,365

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(3,169)	9,680	34,402
Cash, cash equivalents and restricted cash at beginning of period	188,362	178,682	153,960
Cash, cash equivalents and restricted cash at end of period	185,193	188,362	188,362

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2023 (UNAUDITED)

Condensed income statement data for the three months ended March 31, 2023

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,613
Interest expense, related party (2)	(561)
Interest expense, other	(3,383)
Other items (3)	28
Net income (4)	697
(1) Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended March 31, 2023 was $3.1 million.
(2) ‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended March 31, 2023, the Company recorded $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a decrease of the credit loss provision of $0.0 million for the three months ended March 31, 2023.
(4) ‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of March 31, 2023

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,394
Investment in direct financing leases including current portion	244,312
Total assets	246,706

Short term and long term portions of lease liability	206,850
Other current liabilities	893

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,508

Total liabilities and stockholder's equity	246.706
(1) 100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) ‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2023 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Mar 31, 2023
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	81,056	3,763
Non cash movements in other assets and liabilities	(12,659)	(24)
Interest related to Non- Designated Derivatives	(1,625)	—
Interest expense	39,052	3,383
Interest income, other	(2,080)	—
Interest (income) expense from associates	(1,125)	561

Adjusted EBITDA (1)	102,619	7,683

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.